NO ACT

PE
3-5-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANC[redacted]

09038700

March 5, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Re: Lowe's Companies, Inc.

Dear Mr. DeLaney:

This is in regard to your letter dated March 5, 2009 concerning the shareholder proposal submitted by the Educational Foundation of America for inclusion in Lowe's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lowe's therefore withdraws its January 20, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Amy Galland
Research Director
Corporation Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA 94104

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

March 5, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal Relating to Labeling Compact Fluorescent Light ("CFL") Bulbs

Ladies and Gentlemen:

In a letter dated January 20, 2009, we, on behalf of our client, Lowe's Companies, Inc. (the "Company"), requested that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its proxy materials for its 2009 annual shareholders' meeting a shareholder proposal submitted by the As You Sow Foundation on behalf of the Educational Foundation of America (the "Proponent") relating to the labeling of CFL bulbs (the "Proposal"). For your reference, a copy of the January 20, 2009 no-action request is attached hereto as Exhibit A.

On March 4, 2009, the Company received a letter of the same date from the Proponent informing the Company that the Proponent is withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit B. In reliance on the Proponent's letter, we hereby withdraw the January 20, 2009 no-action request relating to the Proposal.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosures

Research Triangle, NC
Charleston, SC

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 20, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Labeling CFL ("Compact Fluorescent Light") Bulbs

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by the As You Sow Foundation on behalf of the Educational Foundation of America (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(3) because the Proposal is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires; and
2. Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> "Resolved: Shareholders request the company to adopt a policy of labeling its CFL products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Commission's staff reaffirmed this position in Staff Legal Bulletin No. 14B issued on September 15, 2004.

The Proposal requests that the Company adopt a policy of labeling "its CFL products" to disclose certain information specified in the Proposal. The Proposal is vague and indefinite and, therefore, potentially misleading because it is unclear based on the text of the Proposal which CFL products the Proponent intended to include under the Proposal.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. Decisions regarding the content of a company's product labels and packaging fall into the category of ordinary course matters. The Proposal is excludable under Rule 14a-8(i)(7) because it requests that the Company disclose on its packaging the precise amount of mercury contained in each CFL lamp and clean-up information for broken CFL bulbs.

Background

The Company currently offers various brands of CFL products made by a number of different manufacturers; however, the Company itself **does not** manufacture any CFL products. The Bright Effects®-branded CFL products specifically referenced by the Proponent in the Proposal's supporting statement are manufactured by several manufacturers with whom the Company has contracted to make the products under the licensed "Bright Effects" trademark.

The Proposal is excludable because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider from the text of the proposal." *Kohl's Corporation* (March 13, 2001). In the Staff Legal Bulletin No. 14B, issued on September 15, 2004, the Commission's staff confirmed that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Proposal specifically requests that the Company "adopt a policy of labeling *its CFL products* to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling" (emphasis added). As previously noted, the Company sells various brands of CFL products made by a number of different manufacturers. Accordingly, the phrase, "its CFL products," is vague and indefinite and, therefore, potentially misleading in that its meaning is open to multiple and differing interpretations. Specifically, it is unclear whether the Proponent intended for this language to apply broadly to *all* CFL products sold by the Company in its retail stores or, more narrowly, to *only* CFL products sold by the Company under the Bright Effects®-branded line of products. Thus, the Company believes that the Proposal is vague and indefinite because neither shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty what actions should be taken to implement the Proposal.

The Commission's staff has concurred with this analysis and recognized that, where, as here, a proposal is subject to varying interpretations, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal is excludable under Rule 14a-8(i)(3). *See Fuqua Industries, Inc.* (March 12, 1991). *See also Philadelphia Electric Co.* (July 30, 1992) (proposal asking certain shareholders to refer a plan to the board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" found excludable as vague and indefinite because the language could have been interpreted in numerous ways).

For the foregoing reasons, the Company believes the Proposal is vague and indefinite, and, therefore, potentially misleading in violation of Rule 14a-9, thus warranting exclusion of the Proposal under Rule 14a-8(i)(3).

The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations, namely the content of the Company's product labels and packaging.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."

The Commission indicated in the 1998 Release that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the Company. The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such "micro-management" may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

In seeking to dictate the level of detail of information included on the packaging for the Company's CFL products and the manner of communicating information to consumers, the Proposal implicates both of the above-described policy considerations of the ordinary business exclusion. First, decisions regarding the appropriate labeling and packaging of the Company's proprietary products involve exactly the type of day-to-day operational oversight of a company's business the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. The Company is the world's second-largest home improvement retailer, selling tens of thousands of different products to over 14 million customers a week at more than 1,600 stores located throughout the United States and in Canada. Decisions concerning the type and amount of information to provide in packaging on the Company's products are inherently based on complex legal, business, scientific, cultural, internal and external considerations that are outside the knowledge and expertise of shareholders. The ability to make such decisions is fundamental to management's ability to control the day-to-day operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Furthermore, this function is delegated to the Company's management by the laws of the State of North Carolina, the Company's state of incorporation, and is not appropriately delegated to, or micro-managed by, the Company's shareholders. *See* Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors ...").

The Proposal also seeks to "micro-manage" the Company by requesting that the Company disclose on its packaging the "precise amount of mercury" contained in each lamp rather than "an average or range" and "special procedures for safe clean-up recommended by EPA" for broken lamps. The packaging for the Bright Effects®-branded products already prominently discloses that the lamps contain mercury and that the consumer should manage the product in accordance with disposal laws. The product packaging also contains a web site address (www.lamprecycle.org) [1] and toll-free number where consumers can obtain information about the disposal, recycling and clean-up of broken fluorescent lamps. (A copy of the packaging for the Bright Effects®-branded products is attached hereto as Exhibit B.) In addition, the lamps themselves are marked with an "Hg" symbol enclosed in a circle as notification that they contain mercury. Decisions on the type and amount of information to include on product labels and packaging and the best means of communicating such information to consumers require the careful and thoughtful consideration of numerous factors, including applicable product labeling laws and regulations, consumer preferences, language barriers and market conditions. The Company's management – not shareholders – is in the best position to determine that products the Company sells are labeled appropriately because shareholders are not privy to, nor do they have the time or expertise to evaluate, the numerous factors that must be considered.

For instance, the Company's decision to provide information on safe clean-up and disposal of CFL products through web site disclosure and a toll-free number rather than on its packaging is based on a number of

[1] The website, sponsored by the Lamp Section of the National Electrical Manufacturers Association (NEMA), is a one-stop, on-line source for compact fluorescent lamp recycling information nationwide. The website contains a link with information on handling broken fluorescent lamps, as well as a list of recyclers, state environmental authorities, contact numbers and documents related to bulb management.

important considerations identified by management. Specifically, providing such disclosure on a web site and an information hotline rather than on its packaging allows the Company to: (i) provide consumers with more detailed and comprehensive information about mercury, its risks and its safe handling and disposal; (ii) provide updated information quickly and as necessary to give the consumer the most up-to-date information available; (iii) provide access to the information even when the packaging has been thrown away or separated from the lamp; and (iv) reduce the amount of packaging content accompanying products, thereby minimizing the environmental impact of its packaging. The Proposal does not reflect any consideration by the Proponent of any of these important factors identified by the Company's management. Accordingly, this example illustrates the importance of decisions concerning the content of product labels and packaging being made by a company's management who have the experience and expertise required to evaluate all relevant factors that must be considered.

On a number of occasions, the Commission's staff has agreed with this analysis and taken the position that management's decisions regarding the selection and labeling of products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *H.J. Heinz Company* (June 14, 1991), the Commission's staff concurred that a shareholder proposal requesting that the company refrain from labeling products with characters, signs or symbols of any specific race, religion, or culture dealt with a matter of ordinary business operations and therefore could be excluded from Heinz's proxy materials pursuant to the predecessor to Rule 14a-8(i)(7). In issuing its decision, the Commission's staff expressly noted the company's position that "management's decisions concerning the company's product names and labels relate to the conduct of ordinary business operations." *See also The Coca Cola Company* (January 22, 2007) (proposal requesting that the company stop "caffeinating" products (i.e., root beer) that were previously caffeine free and print the word "caffeine" in ¼ inch type below the brand name on all cans and bottles of Coke beverages found excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations); *McDonald's Corporation* (March 9, 1990) (proposal to require the introduction of a vegetarian entrée found excludable as relating to the company's ordinary business operations) and *Walt Disney Productions* (November 19, 1984) (proposal to cease production of feature films under a certain label and to withdraw a particular film from distribution market excludable as relating to the company's ordinary business operations).

The Commission's staff has also consistently recognized that proposals requesting reports on the safety of particular products are excludable as relating to a company's ordinary business operations. For instance, in *Family Dollar Stores, Inc.* (November 6, 2007), the Commission's staff concurred that the company could exclude a proposal requesting that the board publish a report evaluating the company's "policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., the sale of particular products). *See also Wal-Mart Stores, Inc.* (March 11, 2008) (proposal requesting the board publish a report on the company's policies on nanomaterial product safety); *The Home Depot, Inc.* (January 25, 2008) (proposal requesting the board publish a report on the company's policies on product safety); *Walgreen Co.* (October 13, 2006) (proposal requesting the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens, reproductive toxicants and chemicals that affect the endocrine system and describing options for using safer alternatives) and *Wal-Mart Stores, Inc.* (March 24, 2006) (proposal requesting the board publish a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products). Likewise, the Proposal involves a request to provide information relating to the safety of the Company's products. In this instance, the Proponent would have the Company provide the specific information about product safety to customers on the packaging for the product instead of in a published report. But that should not change the Commission's staff's position that such proposals are excludable as relating to a company's ordinary business operations.

The Company is aware that the Commission's staff has previously denied no-action requests for shareholder proposals asking companies to label products with certain information relating to purported health or safety concerns. *See, e.g., Exxon Mobil Corp.* (March 12, 2007) (proposal requesting the company provide information at the pump regarding the carbon dioxide emissions generated by the fuel sold); *PepsiCo., Inc.* (March 2, 2007) (proposal requesting the board adopt a policy to identify and label all food products manufactured or sold by the company under its brand names or private labels that may contain genetically engineered ingredients); *The Kroger Co.* (April 12, 2002) (same) and *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002) (proposal requesting the company include additional information in the packaging of its tobacco products).

The Company believes that these decisions are clearly distinguishable from the Proposal. First, each of these no-action letter requests involved situations where the issue was whether or not to disclose any product information (as opposed to making no disclosure at all). In the present case, the Company already discloses the product information that is at the heart of the Proposal, and the only issue is that the Proposal, in the terms of the 1998 Release, "seeks to impose specific ... methods" for presenting this product content and safety information to consumers. As previously discussed, decisions relating to the content of product labels and packaging and the best means of communicating the information to consumers require the careful consideration of a number of factors regarding product packaging design and informational updates, issues which management is in the best position to evaluate. Second, and most important, in each of the no-action letters in which the Commission's staff did not concur with the exclusion of the proposal, consumers' exposure to the toxic or harmful substances at issue (i.e., carbon dioxide emissions from fuel, genetically engineered ingredients in food, and carcinogens in cigarettes) was inevitable by virtue of the consumers' use of the product. In this case, however, no mercury is released when bulbs are intact or in use; and exposure is possible only when a bulb has been broken. Furthermore, the Company already provides on the product packaging means for its customers to access current and detailed information about clean-up procedures for limiting possible exposure to mercury.

Finally, the Proposal may be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable law. While there are no national requirements, a number of states have enacted product labeling laws with varying requirements on labeling mercury-added products. Specifically, Connecticut, Maine, Maryland, New York, Vermont and Washington, have enacted regulation requiring manufacturers or their representatives to include a notice on the packaging of mercury-added lamps indicating that the product contains mercury. The packaging for the Bright Effects®-branded products complies with such state regulatory requirements. However, disclosure other than that required by law that places an undue emphasis on the presence of mercury in the Company's CFL products could very well place those products at a competitive disadvantage. Accordingly, decisions about whether or not to pursue such an action is clearly an issue best left to management as a matter involving ordinary business operations.

The Commission's staff has repeatedly recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. As a result, the Commission's staff has consistently allowed exclusion of such proposals from a company's proxy materials. *See, e.g., The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations) and *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the board monitor and report on legal compliance of lending practices). In each of the foregoing matters, the Commission's staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. Accordingly, the Proposal, which would require the Company to include disclosure above and beyond that required by law for product packaging, deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance.

The Company recognizes that the Commission's staff has found in some situations that proposals dealing with ordinary business matters are nevertheless not excludable if they focus on "sufficiently significant social policy issues ... because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release 34-40018. However, the Commission's staff has allowed the exclusion of a shareholder proposal that incidentally raises a public policy issue when the substance of the proposal relates to a company's day-to-day business operations. *See, e.g., Family Dollar Stores, Inc.* (November 6, 2007); *Walgreen Co.* (October 13, 2006); *Ford Motor Company* (March 2, 2004) (proposal recommending the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption and costs and benefits at degrees of heating or cooling). Similarly, the Proposal is excludable because it is so clearly focused on the Company's ordinary business activities, despite the Proponent's efforts to tie the decision about ordinary business operations in this instance, product packaging content, incidentally to a larger policy issue. The focus of the Proposal on ordinary business operations is evidenced by the recitals and the supporting statement in which the Proponent makes repeated references to the type of information that should be disclosed on packaging. The Proponent even goes so far as to assert in the supporting statement that providing mercury content information on the package will "give Lowe's Bright Effects brand products a potential competitive advantage over its competition." Clearly, this assertion intrudes on the role of management which, unlike the shareholders, has the available data, experience and informed judgment to decide whether that debatable conclusion about the competitiveness of the products it sells is correct.

Based on these reasons, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business activities, namely decisions regarding the content of product labels.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and, therefore, potentially misleading in violation of Rule 14a-9, and pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations, namely the content of product labels and packaging. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosures

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

Gaither M. Keener, Jr.,
Lowe's Company, Inc.
1000 Lowe's Boulevard,
Mooresville, North Carolina 28117,

4 March 2009

Dear Mr. Keener,

On behalf of the Educational Foundation of America, a shareholder of Lowe's Company stock, I write to withdraw the shareholder proposal that we submitted to you on 12 December 2008.

In this proposal, we urged Lowe's to 1) adopt a policy of labeling its CFL packaging to identify the precise amount of mercury in the CFL product, and 2) provide information on clean-up procedures recommended by the EPA if a lamp breaks during normal service or handling.

Since submitting our proposal, we have reached an agreement with Lowe's Company to engage in dialogues with senior management in charge of lighting, environmental health and safety, and appropriate counsel on both of these issues and will be moving forward with dialogues in good faith and therefore withdraw the proposal in its entirety.

Sincerely,

Amy Galland

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 20, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Labeling CFL ("Compact Fluorescent Light") Bulbs

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by the As You Sow Foundation on behalf of the Educational Foundation of America (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(3) because the Proposal is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires; and
2. Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> "Resolved: Shareholders request the company to adopt a policy of labeling its CFL products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Commission's staff reaffirmed this position in Staff Legal Bulletin No. 14B issued on September 15, 2004.

The Proposal requests that the Company adopt a policy of labeling "its CFL products" to disclose certain information specified in the Proposal. The Proposal is vague and indefinite and, therefore, potentially misleading because it is unclear based on the text of the Proposal which CFL products the Proponent intended to include under the Proposal.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. Decisions regarding the content of a company's product labels and packaging fall into the category of ordinary course matters. The Proposal is excludable under Rule 14a-8(i)(7) because it requests that the Company disclose on its packaging the precise amount of mercury contained in each CFL lamp and clean-up information for broken CFL bulbs.

Background

The Company currently offers various brands of CFL products made by a number of different manufacturers; however, the Company itself **does not** manufacture any CFL products. The Bright Effects®-branded CFL products specifically referenced by the Proponent in the Proposal's supporting statement are manufactured by several manufacturers with whom the Company has contracted to make the products under the licensed "Bright Effects" trademark.

The Proposal is excludable because it is so vague, indefinite and misleading that the Company's shareholders would not be able to determine with reasonable certainty what they are being asked to approve.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider from the text of the proposal." *Kohl's Corporation* (March 13, 2001). In the Staff Legal Bulletin No. 14B, issued on September 15, 2004, the Commission's staff confirmed that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Proposal specifically requests that the Company "adopt a policy of labeling *its CFL products* to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling" (emphasis added). As previously noted, the Company sells various brands of CFL products made by a number of different manufacturers. Accordingly, the phrase, "its CFL products," is vague and indefinite and, therefore, potentially misleading in that its meaning is open to multiple and differing interpretations. Specifically, it is unclear whether the Proponent intended for this language to apply broadly to *all* CFL products sold by the Company in its retail stores or, more narrowly, to *only* CFL products sold by the Company under the Bright Effects®-branded line of products. Thus, the Company believes that the Proposal is vague and indefinite because neither shareholders voting on the Proposal nor the Company in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty what actions should be taken to implement the Proposal.

The Commission's staff has concurred with this analysis and recognized that, where, as here, a proposal is subject to varying interpretations, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal," the proposal is excludable under Rule 14a-8(i)(3). *See Fuqua Industries, Inc.* (March 12, 1991). *See also Philadelphia Electric Co.* (July 30, 1992) (proposal asking certain shareholders to refer a plan to the board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" found excludable as vague and indefinite because the language could have been interpreted in numerous ways).

For the foregoing reasons, the Company believes the Proposal is vague and indefinite, and, therefore, potentially misleading in violation of Rule 14a-9, thus warranting exclusion of the Proposal under Rule 14a-8(i)(3).

The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations, namely the content of the Company's product labels and packaging.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."

The Commission indicated in the 1998 Release that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the Company. The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such "micro-management" may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

In seeking to dictate the level of detail of information included on the packaging for the Company's CFL products and the manner of communicating information to consumers, the Proposal implicates both of the above-described policy considerations of the ordinary business exclusion. First, decisions regarding the appropriate labeling and packaging of the Company's proprietary products involve exactly the type of day-to-day operational oversight of a company's business the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. The Company is the world's second-largest home improvement retailer, selling tens of thousands of different products to over 14 million customers a week at more than 1,600 stores located throughout the United States and in Canada. Decisions concerning the type and amount of information to provide in packaging on the Company's products are inherently based on complex legal, business, scientific, cultural, internal and external considerations that are outside the knowledge and expertise of shareholders. The ability to make such decisions is fundamental to management's ability to control the day-to-day operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Furthermore, this function is delegated to the Company's management by the laws of the State of North Carolina, the Company's state of incorporation, and is not appropriately delegated to, or micro-managed by, the Company's shareholders. *See* Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors ...").

The Proposal also seeks to "micro-manage" the Company by requesting that the Company disclose on its packaging the "precise amount of mercury" contained in each lamp rather than "an average or range" and "special procedures for safe clean-up recommended by EPA" for broken lamps. The packaging for the Bright Effects®-branded products already prominently discloses that the lamps contain mercury and that the consumer should manage the product in accordance with disposal laws. The product packaging also contains a web site address (www.lamprecycle.org) [1] and toll-free number where consumers can obtain information about the disposal, recycling and clean-up of broken fluorescent lamps. (A copy of the packaging for the Bright Effects®-branded products is attached hereto as Exhibit B.) In addition, the lamps themselves are marked with an "Hg" symbol enclosed in a circle as notification that they contain mercury. Decisions on the type and amount of information to include on product labels and packaging and the best means of communicating such information to consumers require the careful and thoughtful consideration of numerous factors, including applicable product labeling laws and regulations, consumer preferences, language barriers and market conditions. The Company's management – not shareholders - is in the best position to determine that products the Company sells are labeled appropriately because shareholders are not privy to, nor do they have the time or expertise to evaluate, the numerous factors that must be considered.

For instance, the Company's decision to provide information on safe clean-up and disposal of CFL products through web site disclosure and a toll-free number rather than on its packaging is based on a number of

[1] The website, sponsored by the Lamp Section of the National Electrical Manufacturers Association (NEMA), is a one-stop, on-line source for compact fluorescent lamp recycling information nationwide. The website contains a link with information on handling broken fluorescent lamps, as well as a list of recyclers, state environmental authorities, contact numbers and documents related to bulb management.

important considerations identified by management. Specifically, providing such disclosure on a web site and an information hotline rather than on its packaging allows the Company to: (i) provide consumers with more detailed and comprehensive information about mercury, its risks and its safe handling and disposal; (ii) provide updated information quickly and as necessary to give the consumer the most up-to-date information available; (iii) provide access to the information even when the packaging has been thrown away or separated from the lamp; and (iv) reduce the amount of packaging content accompanying products, thereby minimizing the environmental impact of its packaging. The Proposal does not reflect any consideration by the Proponent of any of these important factors identified by the Company's management. Accordingly, this example illustrates the importance of decisions concerning the content of product labels and packaging being made by a company's management who have the experience and expertise required to evaluate all relevant factors that must be considered.

On a number of occasions, the Commission's staff has agreed with this analysis and taken the position that management's decisions regarding the selection and labeling of products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *H.J. Heinz Company* (June 14, 1991), the Commission's staff concurred that a shareholder proposal requesting that the company refrain from labeling products with characters, signs or symbols of any specific race, religion, or culture dealt with a matter of ordinary business operations and therefore could be excluded from Heinz's proxy materials pursuant to the predecessor to Rule 14a-8(i)(7). In issuing its decision, the Commission's staff expressly noted the company's position that "management's decisions concerning the company's product names and labels relate to the conduct of ordinary business operations." *See also The Coca Cola Company* (January 22, 2007) (proposal requesting that the company stop "caffeinating" products (i.e., root beer) that were previously caffeine free and print the word "caffeine" in ¼ inch type below the brand name on all cans and bottles of Coke beverages found excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations); *McDonald's Corporation* (March 9, 1990) (proposal to require the introduction of a vegetarian entrée found excludable as relating to the company's ordinary business operations) and *Walt Disney Productions* (November 19, 1984) (proposal to cease production of feature films under a certain label and to withdraw a particular film from distribution market excludable as relating to the company's ordinary business operations).

The Commission's staff has also consistently recognized that proposals requesting reports on the safety of particular products are excludable as relating to a company's ordinary business operations. For instance, in *Family Dollar Stores, Inc.* (November 6, 2007), the Commission's staff concurred that the company could exclude a proposal requesting that the board publish a report evaluating the company's "policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products" under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., the sale of particular products). *See also Wal-Mart Stores, Inc.* (March 11, 2008) (proposal requesting the board publish a report on the company's policies on nanomaterial product safety); *The Home Depot, Inc.* (January 25, 2008) (proposal requesting the board publish a report on the company's policies on product safety); *Walgreen Co.* (October 13, 2006) (proposal requesting the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens, reproductive toxicants and chemicals that affect the endocrine system and describing options for using safer alternatives) and *Wal-Mart Stores, Inc.* (March 24, 2006) (proposal requesting the board publish a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products). Likewise, the Proposal involves a request to provide information relating to the safety of the Company's products. In this instance, the Proponent would have the Company provide the specific information about product safety to customers on the packaging for the product instead of in a published report. But that should not change the Commission's staff's position that such proposals are excludable as relating to a company's ordinary business operations.

The Company is aware that the Commission's staff has previously denied no-action requests for shareholder proposals asking companies to label products with certain information relating to purported health or safety concerns. *See, e.g., Exxon Mobil Corp.* (March 12, 2007) (proposal requesting the company provide information at the pump regarding the carbon dioxide emissions generated by the fuel sold); *PepsiCo., Inc.* (March 2, 2007) (proposal requesting the board adopt a policy to identify and label all food products manufactured or sold by the company under its brand names or private labels that may contain genetically engineered ingredients); *The Kroger Co.* (April 12, 2002) (same) and *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2002) (proposal requesting the company include additional information in the packaging of its tobacco products).

The Company believes that these decisions are clearly distinguishable from the Proposal. First, each of these no-action letter requests involved situations where the issue was whether or not to disclose any product information (as opposed to making no disclosure at all). In the present case, the Company already discloses the product information that is at the heart of the Proposal, and the only issue is that the Proposal, in the terms of the 1998 Release, "seeks to impose specific ... methods" for presenting this product content and safety information to consumers. As previously discussed, decisions relating to the content of product labels and packaging and the best means of communicating the information to consumers require the careful consideration of a number of factors regarding product packaging design and informational updates, issues which management is in the best position to evaluate. Second, and most important, in each of the no-action letters in which the Commission's staff did not concur with the exclusion of the proposal, consumers' exposure to the toxic or harmful substances at issue (i.e., carbon dioxide emissions from fuel, genetically engineered ingredients in food, and carcinogens in cigarettes) was inevitable by virtue of the consumers' use of the product. In this case, however, no mercury is released when bulbs are intact or in use; and exposure is possible only when a bulb has been broken. Furthermore, the Company already provides on the product packaging means for its customers to access current and detailed information about clean-up procedures for limiting possible exposure to mercury.

Finally, the Proposal may be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable law. While there are no national requirements, a number of states have enacted product labeling laws with varying requirements on labeling mercury-added products. Specifically, Connecticut, Maine, Maryland, New York, Vermont and Washington, have enacted regulation requiring manufacturers or their representatives to include a notice on the packaging of mercury-added lamps indicating that the product contains mercury. The packaging for the Bright Effects®-branded products complies with such state regulatory requirements. However, disclosure other than that required by law that places an undue emphasis on the presence of mercury in the Company's CFL products could very well place those products at a competitive disadvantage. Accordingly, decisions about whether or not to pursue such an action is clearly an issue best left to management as a matter involving ordinary business operations.

The Commission's staff has repeatedly recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. As a result, the Commission's staff has consistently allowed exclusion of such proposals from a company's proxy materials. *See, e.g., The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations) and *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the board monitor and report on legal compliance of lending practices). In each of the foregoing matters, the Commission's staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. Accordingly, the Proposal, which would require the Company to include disclosure above and beyond that required by law for product packaging, deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance.

The Company recognizes that the Commission's staff has found in some situations that proposals dealing with ordinary business matters are nevertheless not excludable if they focus on "sufficiently significant social policy issues ... because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release 34-40018. However, the Commission's staff has allowed the exclusion of a shareholder proposal that incidentally raises a public policy issue when the substance of the proposal relates to a company's day-to-day business operations. *See, e.g., Family Dollar Stores, Inc.* (November 6, 2007); *Walgreen Co.* (October 13, 2006); *Ford Motor Company* (March 2, 2004) (proposal recommending the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption and costs and benefits at degrees of heating or cooling). Similarly, the Proposal is excludable because it is so clearly focused on the Company's ordinary business activities, despite the Proponent's efforts to tie the decision about ordinary business operations in this instance, product packaging content, incidentally to a larger policy issue. The focus of the Proposal on ordinary business operations is evidenced by the recitals and the supporting statement in which the Proponent makes repeated references to the type of information that should be disclosed on packaging. The Proponent even goes so far as to assert in the supporting statement that providing mercury content information on the package will "give Lowe's Bright Effects brand products a potential competitive advantage over its competition." Clearly, this assertion intrudes on the role of management which, unlike the shareholders, has the available data, experience and informed judgment to decide whether that debatable conclusion about the competitiveness of the products it sells is correct.

Based on these reasons, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business activities, namely decisions regarding the content of product labels.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and, therefore, potentially misleading in violation of Rule 14a-9, and pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations, namely the content of product labels and packaging. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosures

Lowe's Corporation

Whereas compact fluorescent lamps (CFL) manufactured for Lowe's are positive, energy-saving products that save up to 75% in energy costs and last far longer than incandescent bulbs. However, CFLs contain mercury and therefore pose health risks to consumers when broken requiring appropriate package labeling and risk disclosure.

Ed Yandek, chairman of the National Electrical Manufacturers Association (NEMA) Lamp Section Technical Committee has stated that "it is to the lighting industry's advantage to limit the total mercury content of CFLs and to work with all stakeholders so that CFLs are managed in an environmentally responsible manner at end-of-life."

Current technology requires mercury for operation of fluorescent lamps, but accidental exposure to mercury in the bulbs through consumer breakage poses potential threats to environmental health. Overexposure to mercury can result in respiratory failure, affect kidney and brain functions, and cause long-term neurobehavioral problems in children whose mothers were exposed during pregnancy (http://www.oehha.ca.gov/air/toxic_contaminants/pdf_zip/Mercury_postSRP3.pdf p 1).

EPA has established a level of safe exposure of mercury in the air at 300nanograms/cubic meter. The Centers for Disease Control consider minimal risk to be at 200nanograms/cubic meter. Studies indicate that a broken CFL with 5mg of mercury can produce mercury vapor levels well in excess of these levels – from 8,000 to 150,000nanograms/cubic meter (http://mpp.cclearn.org/wp-content/uploads/2008/08/final_shedding_light_all.pdf pp 4, 6, 7).

Consumers need disclosure of the precise amount of mercury present in each individual lamp, not an average or range, in order to make informed purchasing decisions based on environmental impact and potential threat to human health. Packaging should also include information on clean-up procedures to be followed by consumers when bulbs break as recommended by Environmental Protection Agency (EPA).

Resolved: Shareholders request the company to adopt a policy of labeling its CFL products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling.

Supporting Statement: Providing mercury content information on the package will give Lowe's Bright Effects brand products a potential advantage over its competition. It will provide a valuable service to consumers in situations where CFL breakage could pose health threats to family members or pets. Providing clean up information with each package allows consumers to be informed and ready to follow proper procedures before accidents happen, eliminating the need for urgent calls to local authorities after product breakage.

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

December 12, 2008

Gaither M. Keener, Jr.,
Lowe's Company, Inc.
1000 Lowe's Boulevard,
Mooresville, North Carolina 28117,

Dear Mr. Keener,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent the Educational Foundation of America, a beneficial shareholder of Lowe's Corporation. An authorization form from Educational Foundation of America to act on its behalf is included with this letter.

Educational Foundation of America has held Lowe's stock continuously for over a year and these shares will be held through the date of the 2009 stockholders meeting.

I am hereby authorized to notify you that on behalf of Educational Foundation of America, As You Sow is filing the enclosed resolution so that it will be included in the 2009 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution requests that the Board of Directors publish a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label Bright Effects brand products.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary and we trust that a dialogue of this sort is of interest to you as well.

Sincerely,

Amy Galland
Research Director
Corporate Social Responsibility Program
As You Sow Foundation

Enclosures: Authorization letter, resolution

Cc: Educational Foundation of America

The Educational Foundation of America

35 Church Lane, Westport, Connecticut 06880-3504
Founded by Richard Prentice Ettinger
Tel (203) 226-6498 Fax (203) 227-0424
Website www.efaw.org

Dec. 12, 2008

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow
311 California St., Ste 510
San Francisco, CA 94104

Dear Mr. MacKerron:

The Educational Foundation of America hereby authorizes As You Sow to file a shareholder resolution on our behalf at Lowe's Cos. in regard to labeling compact fluorescent lighting products to disclose the precise amount of mercury contained in fluorescent and mercury-containing lamps, and to provide information on special procedures for safe clean-up in case of breakage.

The foundation is the beneficial owner of at least $2,000 of Lowe's stock that it has held for more than one year. We intend to hold the aforementioned stock through the date of the company's annual meeting in 2009.

We give As You Sow full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand the foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

David Godfrey
Financial Director

STATE STREET

For Everything You Invest In

Facsimile Cover Sheet

To:
Company:
Phone:
Fax: 17047570598

From: MFPSTS029
Company: State Street
Phone:
Fax:

Date: Wednesday, December 17, 2008 3:03:56 PM
Pages including this cover page: 02

Please see attached

STATE STREET.

December 17, 2008

Gaither M. Keener, Jr.
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Lowe's Company, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

RE: Educational Foundation of America – Proof of Stock Ownership

Dear Sir or Madam:

This letter is to verify that the Educational Foundation of America (Account No. *** FISMA & OMB Memorandum M-07-16 *** has continuously held a minimum of 16,800 shares of Lowes Cos Inc. (LOW) for the period from 3/5/07 to the present. The shares are held in the Depository Trust Company on behalf of State Street Corporation, which acts as custodian for the account. The shares of Lowe's Cos Inc. have always had a value in excess of $2000 in this account.

Sincerely,

Daniel Sacramone
Client Service Officer
State Street Corporation

Exhibit B

Front Panel


Bright Effects.
Soft White
Blanc doux
Luz blanca
*021926
60W Replacement Remplacement Reemplaza
Using only En ne consommant que Usa solamente 13W*
SAVE $37 USD in energy costs*
Économise 37 $ USD sur les coûts énergétiques*
Ahorre $37 USD en costo de energía*
ENERGY STAR
Uses less energy
Consomme moins d'énergie
Utiliza menos energía
60w
13w
To save energy costs, find the bulbs with the light output you need, then choose the one with the lowest watts.
Pour réduire les coûts d'énergie, trouvez parmi les ampoules dont le flux lumineux correspond à vos besoins celle dont le wattage est le moins élevé.
Para ahorrar costos de energía, busque el bombillo con el rendimiento de luz que necesite, después escoja el bombillo con la menor cantidad de vatios.
Indoor / Intérieur / Interior
Light Output Flux lumineux Rendimiento luminoso 825 lumens lumens lúmenes
Energy Used L'énergie a utilisé Energía usada 13 Watts Watts Vatios
Life Longévité Vida 8000 Hours Heures Horas
•NOT FOR USE WITH DIMMERS
•NE PAS UTILISER AVEC DES GRADATEURS
•NO USAR EN REDUCTORS DE LUZ
1 CFL
Bulb/Ampoule/Bombillo

Back Panel


*021926
*Each bulb saves up to $37.00 USD in energy costs over the rated life (8,000 hours) of the lamp compared to a 60 watt (1,000 hours) incandescent bulb. Based on 10¢/kWh. Provides nearly the same light output (825 lumens vs. 840 lumens).
*Chaque lampe fait réaliser des économies de 37,00 $ USD sur les coûts énergétiques pendant la durée de vie nominale moyenne (8 000 heures) de la lampe, en comparaison à une lampe à incandescence de 60 watts (1 000 heures). Calculéea à 10¢ du kWh. Ces lampes procurent presque le même flux lumineux (825 lumens vs 840 lumens).
*Cada bombillo ahorra hasta $37.00 USD en costo de engergía sobre la media de vida (8,000 horas) de la lámpara comparada con un bombillo incandescent de 60 vatios (1,000 horas). Esto basado en 10¢/kWh. Brinda prácticamente el mismo rendimiento luminoso (825 lúmenes contra 840 lúmenes).
Hg LAMP CONTAINS MERCURY
CETTE LAMPE CONTIENT DU MERCURE
ESTA LAMPARA CONTIENE MERCURIO
www.lamprecycle.org or 1-800-435-2677
Manage in accordance with disposal laws
Gérer en vertu des lois sur la mise au rebut
Manipúlese de acuerdo con las leyes de manejo de desperdicious
*Lumens are stated in base-up position, base down position lumens may be more than 5% different.
*Flux en lumens indiqué pour la position culot en haut. Pour la position culot en bas, la différence de flux peut être de plus de 5 %.
*Los lúmenes se orientan con la base hacia arriba, los lúmenes que se orientan con la base hacia abajo pueden diferir en un 5% o más.
WARNING SAFETY NOTICES ON INSIDE PANEL
AVIS EN GARDE À L'INTÉRIEUR
AVISOS DE SEGURIDAD EN EL PANEL INTERIOR
Bright Effects® is a registered trademark of LF, LLC. All Rights Reserved.
Bright Effects® est une marque déposée de LF, LLC. Tous droits réservés.
Bright Effects® es una marca registrada de LF, LLC. Todos los derechos eservados.
Distributed by/Distribué par/Distribuido por:
Centrillage Sourcing, LLC
Louisville, KY 44025
Questions/Des questions/¿Preguntas?
Call/Composez le/Llame al 1-800-435-2677
MADE IN CHINA/FABRIQUÉ EN CHINE/HECHO EN CHINA
ITEM/ARTICLE/ARTICULO #021926
7 21365 60037 9
RES #4741717 PLPT31813WSW

⚠ CAUTION	⚠ MISE EN GARDE	⚠ PRECAUCIONES
Risk of electric shock. Do not use where directly exposed to water. Do not open - no user serviceable parts inside. **Lamp may shatter and cause injury if broken.** Remove and install by grasping only plastic portion of the lamp.	**Risque de choc électrique.** Ne pas utiliser cette lampe dans les endroits où elle serait exposée l'eau. Ne pas ouvrir - cette lampe ne contient aucune pièce pouvant être réparée par l'utilisateur. **Cette lampe peut éclater et causer des blessures si elle est brisée.** Tenir la lampe uniquement par sa partie en plastique pour l'installer et l'enlever.	**Peligro de choque eléctrico.** No exponer directamente al agua. No abra este producto, ya que no contiene piezas reparables por el usuario. **La lámpara puede astillarse y producir lesiones si se rompe.** Sacarla o instalarla agarrándola solamente de la parte de plástico.



Instructions: This product complies with Part 18 of the FCC Rules, but may cause interference to radios, televisions, wireless telephones, and remote controls. Avoid placing this product near these devices. If interference occurs, move the product away from the device or plug either into a different outlet. Do not install this product near maritime safety equipment or other critical navigation or communication equipment operating between 0.45-30 MHz. Not intended for use with emergency exit fixtures or lights, electronic timers, photocells, or with dimmers.

Instructions : Ce produit est conforme à l'article 18 du Règlement de la FCC mais, peut causer des parasites dans le fonctionnement des radios, des téléviseurs, des téléphones sans fil et des télécommandes. Éviter de placer ce produit à proximité de tels appareils. En cas de parasites, éloigner le produit de l'appareil ou brancher la lampe et l'appareil sur des prises de courant différentes. Ne pas installer ce produit près de matériels de sécurité maritime ou d'autres matériels de navigation ou de communication névralgiques fonctionnant sur une fréquence comprise entre 0,45 et 30 MHz. Cette lampe n'est pas conçue pour être utilisée dans des appareils d'éclairage de sortie de secours, ni avec des minuteries électroniques, des cellules photoélectriques ou des gradateurs.

Instrucciones : Aunque este producto cumple con la Parte 18 de las Reglas de la FCC, puede causar interferencia a radios, televisores, teléfonos inalámbricos y controles remotos. Evite colocarlo cerca de estos dispositivos. Si se produce interferencia, aleje el producto del dispositivo en cuestión o enchúfelo en otro tomacorriente. No instale el producto cerca de equipos marítimos de seguridad o de otros equipos críticos de navegación o de comunicación que funcionen entre 0,45-30 MHz. No está diseñado para usarse en los accesorios y lámparas de salidas de emergencia, ni con temporizadores electrónicos, fotocélulas o reductores de luz.

This class [B] RFLD complies with the Canadian standard ICES-005.

Ce DEFR de la classe [B] est conforme à la NMB-005 du Canada.

Reliable starting to 5°F (-15°C). Lamp requires a short warm up period to reach full brightness.

Amorçage fiable à -15°C (5°F). L'ampoule exige un bref laps de temps de réchauffement avant d'atteindre toute sa luminosité.

Encendido fiable hasta -15°C (5°F). La lámpara requiere un corto período de calentamiento hasta que alcanza la intensidad luminosa total.

WARRANTY

FOR RESIDENTIAL APPLICATIONS. This light bulb is warranted to be free from defects in workmanship and material for 2 years (based on normal household use of 3 hours per day). If it fails to do so, please call Toll Free 1-800-435-2677 for instructions on bulb replacement. FOR COMMERCIAL APPLICATIONS: This light bulb is warranted to be free from defects in workmanship and material for 1 year. If it fails to do so, please call Toll Free 1-800-435-2677 for instructions on bulb replacement. THIS REPLACEMENT IS THE SOLE REMEDY AVAILABLE AND LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGE IS EXPRESSLY EXCLUDED. Some states do not allow the exclusion or limitation of incidental or consequential damages, so the above exclusion may not apply to you. This warranty gives you specific legal rights and you may also have other rights which vary from location to location. Do not return the bulb to the store.

GARANTÍA

PARA APLICACIONES RESIDENCIALES: Se garantiza que este bombillo no presentará defectos de fabricación ni de materiales durante 2 años (basándose en un uso doméstico normal de 3 horas diarias). En caso contrario, llamando gratis al 1-800-435-2677 para obtener más información acerca del reemplazo de el bombillo. PARA APLICACIONES COMERCIALES: Se garantiza que este bombilla no presentará defectos de fabricación ni de materiales durante 1 año. En caso contrario, llamando gratis al 1-800-435-2677 para obtener más información acerca del reemplazo de el bombillo. REMPLAZAR ES EL RECURSO DISPONIBLE Y RIESGOS POR INCIDENTES OH DAÑOS CONSECUENTALES ES EXPRESAMENTE ESCLUIDO. Algunos estados no autorizan la exclusión o limitación de los daños incidentales o directos, de modo que puede que esta exclusión no corresponda en su caso. Esta garantía le otorga derechos legales específicos y también puede tener otros derechos que varían de una localidad a otra. No regrese el bombillo a la tienda.



GARANTIE

POUR UN USAGE RÉSIDENTIEL Cette ampoule comporte une garantie de 2 ans (en fonction d'une utilisation ménagère de 3 heures par jour) couvrant tout vice matériel ou de fabrication. En cas de défaillance, veuillez composer, sans frais, le 1-800-435-2677 pour obtenir des instructions quant au remplacement de l'ampoule. POUR UN USAGE COMMERCIAL : Cette ampoule comporte une garantie de 1 an couvrant tout vice matériel ou de fabrication. En cas de défaillance, veuillez composer, sans frais, le 1-800-435-2677 pour obtenir des instructions quant au remplacement de l'ampoule.CE REMPLACEMENT EST L'UNIQUE RECOURS OFFERT ET LA RESPONSABILITÉ À L'ÉGARD DES DOMMAGES ACCESSOIRES OU INDIRECTS EST EXCLUE FORMELLEMENT. Certains États ou provinces interdisent d'exclure ou de limiter les dommages accessoires ou consécutifs ; par conséquent, l'exclusion pourrait ne pas s'appliquer dans votre cas. Cette garantie vous confère certains droits en vertu de la loi, et vous pouvez avoir également d'autres droits suivant votre lieu de résidence. Ne pas retourner l'ampoule au magasin.